SECURITIES & EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)
Talkspace, Inc.
(Name of Issuer)
Common Stock, $0.0001 par value
(Title of Class of Securities)
87427V103
(CUSIP Number)
Michael D. Pinnisi
Hudson Executive Capital LP
c/o Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
(212) 521-8495
with a copy to:
Richard M. Brand
Braden McCurrach
Cadwalader, Wickersham & Taft LLP
200 Liberty Street
New York, NY 10281
 (212) 504-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
November 15, 2021
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87427V103	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEC Management GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,980,600 shares of Common Stock(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,980,600 shares of Common Stock(2)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,980,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(3)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(1)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(2)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(3)
Percentage beneficial ownership is based on 152,307,497 shares of the Issuer’s common stock, $0.0001 par value per share (“Common Stock”), outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) on November 15, 2021, together with 7,640,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Persons.

CUSIP No. 87427V103	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Hudson Executive Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,980,600 shares of Common Stock(4)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,980,600 shares of Common Stock(5)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,980,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(6)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(4)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(5)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(6)
Percentage beneficial ownership is based on 152,307,497 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Persons.

CUSIP No. 87427V103	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) HEC Master Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 17,980,600 shares of Common Stock(7)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 17,980,600 shares of Common Stock(8)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 17,980,600 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 11.2%(9)
14	TYPE OF REPORTING PERSON (See Instructions) PN, IA

(7)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(8)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(9)
Percentage beneficial ownership is based on 152,307,497 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Persons.

CUSIP No. 87427V103	SCHEDULE 13D	Page 5 of 7 Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Douglas L. Braunstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,559,830 shares of Common Stock(10)
	8	SHARED VOTING POWER 17,980,600 shares of Common Stock(11)
	9	SOLE DISPOSITIVE POWER 4,559,830 shares of Common Stock(10)
	10	SHARED DISPOSITIVE POWER 17,980,600 shares of Common Stock(12)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 22,540,430 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.9% (13)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(10)
Comprised of 2,274,446 shares of common stock owned jointly among Mr. Braunstein and his spouse, including through a trust, 2,270,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D owned jointly among Mr. Braunstein and his spouse, and 15,384 shares of common stock issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein.

(11)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(12)	Inclusive of 7,640,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D.
(13)
Percentage beneficial ownership is based on 152,307,497 shares of the Issuer’s Common Stock outstanding as of November 8, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q filed with the SEC on November 15, 2021, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Persons, 2,270,000 shares beneficially owned through the ownership of warrants jointly among Mr. Braunstein and his spouse, and 15,384 shares of common stock issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein.

CUSIP No. 87427V103	SCHEDULE 13D	Page 6 of 7 Pages

Item 1.  Security and Issuer
This Amendment No. 1 to the Schedule 13D relates to the Schedule 13D filed on July 2, 2021 (the “Initial 13D” and, as amended and supplemented through the date of this Amendment No. 1, collectively the “Schedule 13D”) by the Reporting Persons, relating to the common stock, par value $0.0001 per share (the “Common Stock”) of Talkspace, Inc., a Delaware corporation (the “Issuer” or “Talkspace”). Capitalized terms used but not defined in this Amendment No. 1 shall have the meanings set forth in the Schedule 13D.
Item 2.  Identity and Background
The last sentence of Item 2(c) is hereby amended and restated in its entirety as follows:
The principal business address for each of the Reporting Persons is c/o Cadwalader, Wickersham & Taft LLP, 200 Liberty Street, New York, NY 10281.
Item 4.  Purpose of Transaction
Item 4 is hereby amended and supplemented by adding the following information:
Effective as of November 15, 2021, the Board of Directors of the Company (the “Board”) appointed Douglas L. Braunstein, Chairman of the Board, to serve as interim Chief Executive Officer of the Company while the Board conducts a formal search for a chief executive officer to succeed Oren Frank.  Mr. Braunstein will not receive any additional compensation for his role as interim Chief Executive Officer and also will continue in his position as Chairman of the Board.  Mr. Braunstein has served as Chairman of the Board since June 22, 2021.
Item 5.  Interest in Securities of the Issuer
Item 5 is hereby amended and supplemented by adding the following information:
(a), (b) Hudson Executive, as the investment adviser to the HEC Funds, and Management GP, as the general partner of Hudson Executive, may be deemed to beneficially own and share power to vote or direct the vote of (and share power to dispose or direct the disposition of) 17,980,600 Shares, which represents 11.2% of the issued and outstanding based on 152,307,497 outstanding Shares, together with 7,640,000 shares of Common Stock issuable upon the exercise of warrants owned by the Reporting Persons.
By virtue of his role with respect to Hudson Executive and Management GP, Mr. Braunstein may be deemed to share power to vote or direct the vote of (and share power to dispose or direct the disposition of) 17,980,600 Shares. Mr. Braunstein has the sole power to vote or direct the vote of (and dispose or direct the disposition of) 2,274,446 shares of common stock owned jointly among Mr. Braunstein and his spouse, including through a trust, 2,270,000 shares beneficially owned through the ownership of warrants exercisable within 60 days of the date of this Schedule 13D owned jointly among Mr. Braunstein and his spouse, and 15,384 shares of common stock issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein. Mr. Braunstein beneficially owns an aggregate of 22,540,430 Shares, which represents 13.9% of the issued and outstanding based on 152,307,497 outstanding Shares, together with 7,640,000 shares of common stock issuable upon the exercise of warrants owned by the Reporting Persons, 2,270,000 shares beneficially owned through the ownership of warrants jointly among Mr. Braunstein and his spouse, and 15,384 shares of common stock issuable in connection with the vesting of Restricted Stock Units granted to Mr. Braunstein.

CUSIP No. 87427V103	SCHEDULE 13D	Page 7 of 7 Pages
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:  November 17, 2021

HEC MANAGEMENT GP LLC
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HUDSON EXECUTIVE CAPITAL LP
By:	HEC Management GP LLC, its general partner

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Managing Member

HEC MASTER FUND LP

By:	/s/ Douglas L. Braunstein
Name: Douglas L. Braunstein
Title: Investment Manager

DOUGLAS L. BRAUNSTEIN

By:	/s/ Douglas L. Braunstein
Douglas L. Braunstein